

21001297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

200 Brush Run Road

                             (No. and Street)

Greensburg	PA	15601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony C. Hladek   724-468-5665

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans Mehlhorn & Miller PC

                              (Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Corporate One West, Suite 350 Bridgeville	PA	15017
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Anthony C. Hladek_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Trustmont Financial Group, Inc._____ , as of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
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Karen S. Ellenberger, Notary Public
Westmoreland County
My commission expires November 30, 2022
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Member, Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

SEC
Mail Processing
Section

FEB 23 2021

Washington DC
416

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. (a Pennsylvania corporation) as of December 31, 2020, the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on Trustmont Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trustmont Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Trustmont Financial Group, Inc.'s auditor since 2013

Bridgeville, Pennsylvania

February 16, 2021

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2020

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	290,237
Deposit with clearing organization		25,000
Receivables from broker-dealers and clearing organizations		524,582
Securities owned		85,657
Prepaid insurance		13,933
Deferred tax asset		152,500
Prepaid income taxes		1,054
Petty cash		200
Office equipment, net of accumulated depreciation of $10,755		-
Operating lease ROU asset, net of accumulated operating lease cost of $137,662		320,178
	$	1,413,341

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

- 2 -

Liabilities and Stockholders' Equity

Liabilities:

Commissions payable	$	459,119
Accounts payable		143,179
Other accrued expenses		58,129
Due to related party		18,780
Operating lease liabilities		320,178
Total Liabilities		999,385

Stockholders' Equity:

Common stock, $.10 par value; 100,000 shares authorized, issued, and outstanding	10,000
Common stock (non-voting), $.10 par value, 100,000 shares authorized, issued, and outstanding	10,000
Additional paid-in capital	564,181
Retained deficit	(170,225)
	413,956

	$	1,413,341

Trustmont Financial Group, Inc.

Statement of Income

Year Ended December 31, 2020

Revenues:	
Commissions	$ 7,279,996
Fees charged to representatives	363,374
Expense reimbursements	11,602
Investment income, net	470
Other income	47,890
PPP loan forgiveness	123,500
	7,826,832
Operating Expenses:	
General and administrative expenses:	
Employee compensation and benefits	6,626,654
Floor brokerage, exchange, and clearance fees	149,013
Technology and communications	218,705
Occupancy and equipment	105,230
Other expenses	643,963
	7,743,565
Unrealized loss on securities	1,297
Depreciation expense	2,550
	7,747,412
Income Before Income Taxes	79,420
Income Taxes	(12,400)
Net Income	$ 91,820

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2020

Common Stock (Voting):	
Balance, January 1 and December 31	$ 10,000
Common Stock (Non-Voting):	
Balance, January 1 and December 31	10,000
Additional Paid-In Capital:	
Balance, January 1 and December 31	564,181
Retained Deficit:	
Balance, January 1	(262,045)
Net income for the year	91,820
Balance, December 31	(170,225)
	$ 413,956

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:	
Net income	$ 91,820
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation	2,550
Deferred taxes	(12,400)
Reinvested dividends and interest	(469)
Unrealized loss on securities	1,297
(Increase) decrease in:	
Receivables from broker-dealers and	
clearing organizations	10,719
Prepaid insurance	115
Operating lease ROU asset	17,637
Increase (decrease) in:	
Commissions payable	(10,621)
Accounts payable	99,156
Payroll taxes payable	38,804
Operating lease liability	(17,637)
Net cash provided by operating activities	220,971
Cash flows from investing activities:	
Due to related party	18,780
Net cash flows provided by investing activities	18,780
Net Increase in Cash and Cash Equivalents	239,751
Cash and Cash Equivalents, beginning of year	50,486
Cash and Cash Equivalents, end of year	$ 290,237

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

1. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

2. **Summary of Significant Accounting Policies (Continued)**

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2020, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities with readily determinable fair values, are reported in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are

computed based on specific identification of the securities sold.

2. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation

Fixed assets in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancellable and one cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease

components (lessor-provided maintenance) as a single lease component.

2. **Summary of Significant Accounting Policies (Continued)**

    Advertising and Promotion

    The Company expenses the cost of advertising and promotion as incurred. Advertising and promotion expense was $9,517 for the year ended December 31, 2020.

    Income Taxes

    Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income taxes on the temporary differences between the basis of asset and liabilities for financial statement and income tax purposes have not been recorded in these financial statements due to the immaterial nature of these differences. Deferred taxes are recognized for net operating loss carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions.

3. **Revenue From Contracts With Customers**

    Significant Judgments

    Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

    Commissions

    Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership

of the securities have been transferred to/from the customer.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

3. Revenue From Contracts With Customers (Continued)

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 3,568,247
Distribution fees	3,711,749
Total Revenue From Contracts With Customers	$ 7,279,996

Receivables from contracts with customers amounted to $521,727 and $533,795 for the years ended December 31, 2020 and 2019, respectively.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $190,145, which was $144,865 in excess of its required net capital of $45,280. The Company's net capital ratio was 3.57 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2020, there were no material differences.

5. Securities Owned

Securities owned at December 31, 2020 consist of the following:

FDIC insured deposit account		$ 76,463
Equity securities - available-for-sale:		
Cost	32,724	
Net unrealized loss - prior year	(22,233)	
Net unrealized gain - current year	(1,297)	
		9,194
		$ 85,657

6. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

7. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The salaries and related benefits account on the statement of income and comprehensive income includes $10,473 of matching contributions by the Company.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $486,000 and $504,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration beginning in 2038. At December 31, 2020, deferred assets of $152,500 have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2020, the Company's open audit periods are 2017 through 2020 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

8. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are either 50% or not deductible for Federal and state income tax purposes, as well as a capital loss carryover which the Company estimates will expire prior to utilization and forgiveness of the Payroll Protection Program loan.

The provision for income taxes in the statement of income for the year ended December 31, 2020 consists of the following component:

Deferred income taxes:
Tax benefit of net operating loss carryfowards	$ (12,400)

9. Lease Commitments

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company leases office space under a non-cancellable operating lease, which expires December 2024 and provides for monthly lease payments of $4,874. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2020, rent expense under this lease amounted to $58,482, which includes an allocation of certain building operating costs.

The Company leases office space from a related party on a month-to-month basis for $2,500 per month. For the year ended December 31, 2020, rent expense under this lease amounted to $30,000. The Company has estimated for purposes of lease accounting that the term of this lease will extend until December 31, 2024 and the lease will be treated as an operating lease.

2024 and the lease will be treated as an operating lease.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

9. Lease Commitments (Continued)

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$	88,482
Variable lease cost		-
Total lease cost	$	88,482

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating leases:		
Operating lease ROU asset	$	320,178
Operating lease liability		320,178

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	88,482
ROU assets obtained in exchange for lease obligations		
Operating leases	$	-
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	70,548

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

9. Lease Commitments (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$	58,482
2022		58,482
2023		58,482
2024		58,482
Total undiscounted noncancellable lease payments		233,928
Undiscounted cancellable lease payments		120,000
Less imputed interest		(33,750)
Total lease liabilities	$	320,178

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company. As of December 31, 2020, the Company owes TAG $18,780, which is presented as a liability (Due to related party) on the statement of financial conditions.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

11. Related Party Transactions (Continued)

The Company rents office space from an entity owned by a person who owns, indirectly a majority of the stock of the Company on a month-to-month basis for $2,500 per month. This expense is included in office rent on the statement of income and amounted to $30,000 for the year ended December 31, 2020.

The Company subleases a portion of their office space to an entity owned by a person who owns, indirectly, a majority of the stock of the Company. Rental income under these subleases amounted to $36,000 for the year ended December 31, 2020 and is included in other income on the statement of income.

12. Significant Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2020, the Company exceeded the insured limit by.$344,249.

13. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> · Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

13. Fair Value Measurements (Continued)

· Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

· Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Ameritrade Money Market	$ 76,463	$ 76,463	$ -	$ -
Domestic equities	9,194	9,194	-	-
	$ 85,657	$ 85,657	$ -	$ -

14. SEC Rule 15c3-3 Exemption

The Company claims exemptions (k) (2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended December 31, 2020

15. Commitments and Contingencies

In 2020, the Company settled the arbitration case filed with FINRA in December 2019. The Company's financial loss related to this settlement amounted to $125,000, which was accrued in accounts payable at December 31, 2020.

16. Subsequent Events

The Company has evaluated subsequent events through February 16, 2021, which is the date the financial statements were available to be issued.

17. Payroll Protection Program Loan

In April 2020, the Company applied for funds from the Paycheck Protection Program (PPP) administered by the Small Business Administration (SBA), as provided by the CARES Act. This SBA program provides funds to qualifying business based on established criteria. In April 2020, the Company received PPP funding of $123,500. If the Company used the funds for stated qualifying expenses, the amount of those qualifying expenses would be forgiven. The Company spent 100% of the PPP funds on qualifying expenses by the end of the covered period. As such, the amount forgiven has been included in revenues on the statement of income for the year ended December 31, 2020.

Supplemental Information

Trustmont Financial Group, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2020

Net Capital:		
Total stockholders' equity	$	413,956
Deductions:		
Non-allowable assets:		
Petty cash		200
Receivables from non-customers		54,306
Prepaid insurance		13,933
Deferred tax asset		152,500
Prepaid income taxes		1,054
Total non-allowable assets		221,993
Other deductions		439
Net Capital Before Haircuts on Security Positions		191,524
Haircuts on Securities:		
Other securities		(1,379)
Net Capital		190,145
Net Capital Requirement		45,280
Net Capital in Excess of Minimum Requirements	$	144,865
Aggregate Indebtedness	$	679,207
Ratio of Aggregate Indebtedness to Net Capital		3.57

**Reconciliation of Audited Net Capital with the
Broker/Dealer's Unaudited Part II:**

Net Capital Per Audit Report	$	190,145
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	190,145

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2020

Salaries and related benefits	$ 620,097
Commissions	6,006,557
Professional fees	175,645
Clearance fees	46,531
Regulatory fees	102,482
Telephone	17,541
Office supplies and expense	43,141
Software and information technology expense	201,164
Occupancy and equipment	105,230
Insurance	180,432
Advertising and promotion	9,517
Compliance	71,012
Automobile, travel, meals and entertainment	27,936
Legal settlement	125,000
Miscellaneous	11,280
	$ 7,743,565



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017

Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trustmont Financial Group, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (exemption provisions) and (2) Trustmont Financial Group, Inc. stated that Trustmont Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trustmont Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 16, 2021



Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

Trustmont Financial Group, Inc. clears all transactions on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer which carries the accounts and claims Exemption to the Customer Protection Rule under SEA 15c3-3(k)(2)(ii).

Trustmont Financial Group, Inc. met the exemption provision under SEA 15c3-3(k) through the fiscal year ending December 31, 2020 without exception.

Anthony C. Hladek
President